UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Midas, Inc.

(Name of Subject Company)

Midas, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Alvin K. Marr, Esq.

Senior Vice President, General Counsel & Secretary

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

(630) 438-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Carol Anne Huff, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of a webcast presentation to employees of Midas, Inc. (“Midas”) by Alan Feldman, Midas Chairman, President and Chief Executive Officer.

The tender offer for the outstanding shares of Midas discussed herein has not yet commenced. This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC Corporation will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Statements in this communication may contain, in addition to historical information, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), and Midas claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. All statements included in this communication concerning activities, events or developments that Midas expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Midas’ business will have been adversely impacted during the pendency of the tender offer. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, and projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Midas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Midas does not undertake and specifically declines any obligation to update any forward-looking statements.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

MIDAS, INCORPORATED

Moderator: Alan Feldman

March 13, 2012

9:30 am CT

Alan Feldman: Good to here this morning. And I assume by now everybody has heard the news that we have agreed to be acquired by TBC Corporation.

And TBC is the nation’s largest vertically integrated tire marketer. Through Tire Kingdom, NTB, Merchant’s Tire and Big O Tire retail outlets.

They have franchise outlets as well as company operated outlets. I know that we’ve sent everybody a note this morning. And hopefully you’ve had the opportunity to read that.

As well as read the press release that went out as well. So I know there’s been a lot of anxious time.

So at least we know what this step is and been a lot of rumors around it.

Now we know what’s happening. So I want to take the opportunity this morning and just reiterate some of the key messages that were in the documents that you got today as well as answer your questions as best as I can at this time.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

So the first thing I want to do, sorry about that, is acknowledge and thank you all for the important role you have played in improving Midas’ performance and getting us to this point. And frankly the progress that we’ve made is one of the reasons TBC has been so interested in Midas.

Your progress and that of our franchisee partners throughout North America in strengthening the Midas brand. And the second thing I want you to know is that the Board of Directors of Midas absolutely and firmly feels this is the best path forward for Midas as a company.

And many of you know that are familiar with TBC but they are clearly a leader in our category. They bring a great deal of resources, experience to our business.

It’s really in many ways a natural fit for Midas going forward. And I believe the results will be an even stronger Midas system in the future, greater scale, greater access to resources, greater opportunities for all.

We expect this transaction to close sometime during the second quarter. We need to go through the necessary regulatory approvals while TBC goes through the stock tender process.

But during that time we need everybody to try to stay focused and keep executing your job and doing what you’re doing. Because we’re doing well and we have to continue to do that.

Both companies will continue to operate separately until the closing. It’s essential that, you know, the most important thing we do here is make sure we take care of our shop teams effectively.

Our cosmic teams and our franchisees out there as well. I know that this news can raise some concerns among everybody in this room.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

And in the coming weeks the teams from both companies will be working on the transition and integration plan – how we’re going to make this work, how – and an attempt to make it as smooth as possible. And you have my commitment that we will continue to keep you all updated as that takes place.

It’s too soon frankly for me to speculate on a lot of it. I’m sure we’ll talk about this during the Q&A.

But we want to continue – we need to continue to move Midas forward. So in the meantime in my conversations with Larry Day who’s the CEO of TBC who I’ve known for many years – both he and I want to make sure we recognize all of you and our team in the field for the important role that you have played in our success.

And we want you to continue your efforts to move Midas forward. And to that end we want everybody – we want to offer everyone – all non-shop personnel below the Vice President’s level – a retention bonus which is one month’s pay for all active employees payable at closing – whenever that closing is sometime in the second quarter.

So that’s to help just keep everybody – try to keep everybody focused on the job. So that’s one month’s pay overall.

So you have our commitment to keep you informed of what’s happening with the business and with this transaction and with this transition. And as always I’d like to thank you for your hard work and your efforts so far and to help us get through this transition.

So with that, I’d be happy to take any questions that you have or those of you in the field – any questions that you have as well. I know somebody’s got at least one question…

(Crosstalk)

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

Alan Feldman: So the question was when will the information go to the shareholders for voting? I believe the tender is scheduled to start March 28.

March 28 and it’s a 20 day period for – 20 business day period for the tender to be completed so. Anybody else? Yes?

(Crosstalk)

Alan Feldman: So the question was what should we do about openings right now? I think right now – at least temporarily we ought to just hold our breath here for a moment until we get the first word through with the team from TBC.

I think they’ll actually be starting to come tomorrow just to begin having some integration planning. And until we know exactly what’s going to happen I think it’d probably be best just to wait a few weeks before we do anything with new hires.

And then as we know more we’ll share more with you about what’s the right next thing – what’s the right next step. Okay.

Male: In relation to that what is your message to those who choose to leave despite their assurance ((inaudible)) that choose to like look for jobs out there ((inaudible))?

Alan Feldman: Yeah. Well, you know, I can’t stop you from being anxious because I can’t give you all the answers that you’d like to know exactly what does this mean for me, right? What does it mean for each of you?

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

And I can’t stop that. I’d ask you to do your best to try to stay focused, to do your job every day as you’ve done through all this anxious period, you know, that we’ve had.

And, you know, like always if you choose to leave the company then that’s, you know, that’s your decision. I can’t tell you to do anything other than that.

We want you to stay. That’s why both Larry and I agreed to this retention bonus to try to help encourage people to stay on.

But it’s too soon for me to speculate. It’s too soon for me to speculate on what’s going to happen.

You know, they have – they’re headquartered in Florida. I’m sure you all read the press release so you figured that out already.

So some people said to me already, you know, Florida’s not a bad place to live. So I, you know, I don’t know.

We’ll just see what happens. And I can’t – I wish I had more answers for you today.

I don’t. But I will and then we’ll share them with you. Nancy?

Alan Feldman: The question is if the Big O tire business is franchised. And how many big Os are there?

450. So they’ve significantly, you know, expanded their presence in the franchise business.

And, you know, they have about what, 1200 locations today. So doubled their business in the U.S.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

It’s a strategically compelling acquisition for them. I think it’s a great acquisition for the Midas system.

They bring resources and tires to our shops which will really help expand the business in the future. Yes?

(Crosstalk)

Alan Feldman: Yeah they – so the question was will they keep the name? You know, they love the name.

Any, you know, we’ve – we talked to over 100 companies during this process. Everybody loves our brand and so that will be retained. And they’ll continue to invest to grow that in the future.

So clearly that’s a big part of what’s attractive to them about this deal. Yes, (Kim)?

Yeah. Well the only – must be the rest, you know. They have about 1200 and 450 franchise so the rest are company operated and various brands – mostly merchants and NTB overall. They’re very successful and a growing business.

Want to invest and, you know, they’re a subsidiary of Sumitomo Corporation – a $48 billion business in Japan. And, you know, they want to invest and grow in the United States and Canada.

So this is a very important strategic acquisition for them to allow them to continue to expand their business.

(Crosstalk)

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

Female: As we’re approaching our annual reviews – what happens now?>

Alan Feldman: That’s going to happen as scheduled. Okay? Is that the only question nobody wanted to ask?

Wow. I’m shocked. But it’s – thank you very much for putting it on the table. Yes?

(Sue): Is there any impact with ROWriter with this?

Alan Feldman: I don’t know what you mean Sue.

(Sue): Well because we’re – ROWriter is the software business does – is that still going to stay or...

Alan Feldman: They bought the business intact, you know. You know, I assume they like everything about us, you know.

And we know that at one point we were talking to them about RORyder becoming their point of sale system. So, you know, I think we’ll just have to wait and see, you know, what plays out overall.

Any – Bob, have you got anything from the field?

Bob Troyer: No.

Alan Feldman: No. Okay. Remember rtroyer@midas.com. I’m doing the best I can up here.

You know, I don’t know the answer to that question. Anybody know how big their – we don’t know.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

(Crosstalk)

It’s in – just outside of West Palm Beach, Florida. That much I know.

(Crosstalk)

Female: …separately or do they consolidate operations?

Alan Feldman: They – so the question is how do they manage their brands. They have some merged shared services, you know, in Florida.

And then they have brand management teams as best as I know. But, you know, I don’t want to sit here and speculate on what they’re going to do.

I haven’t – we haven’t had much conversation with them at all. I’ve had virtually none.

Larry Day and a few of his key team members will be here tomorrow as we begin that process to talk about what’s the best way to manage Midas going forward. And we’ll work our way through that so – but that is what they have today. Yes?

Male: Are there any other brands being acquired by them in a similar fashion?

Alan Feldman: Well they acquired NTB out of Sears a few years ago. And they acquired Big O which was based in Colorado.

And, you know, after a number of years they closed that office. So I, you know, again that’s the facts.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

I don’t know what their plans are for us overall. So but, you know, you have to assume in things like this that there’s going to be some transitions.

It’s a fact of kind of life of these kinds of things. So I don’t want to mislead anybody about that.

But I don’t know what the specifics are. And as soon as we know we’ll be – again I hate – I keep saying that – as soon as we know we’ll tell you so.

(Crosstalk)

Male: Yeah.

Male: Is that going to be – is that still going to be paid out? I mean like so the sale happens and everybody just gets that pay as long as you stay aboard?

Alan Feldman: That’s exactly right.

Male: Okay.

Male: Okay?

(Crosstalk)

Male: …now they can’t hear the questions.

Alan Feldman: Can’t hear – so the question was about the one month retention bonus. And will everybody just get it.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

So all active employees non-shop and below the Vice Presidents level will get a one month bonus payable at closing for all active employees. Now just as an aside I know we asked – you talked about hiring new people.

If we do that they probably won’t be, you know, subject to that retention bonus. Over here, yeah?

Male: Is their administrative and accounting functions centralized? What do we know about that?

Alan Feldman: You know, I don’t know specifically. I think there’s probably some centralization that goes on.

You know, our business is different than the other businesses that they own just in terms of the sensitivity to the franchise side of the business, etcetera. So, you know, I think the only thing – the only conversation I’ve had with Larry Day is they want to make sure they do it right and manage the business right.

So, you know, again I think they have a business model that’s working for them. They’re going to try to apply that to us, see how we can best fit together and integrate together.

And, you know, it’ll come out in the wash. And, you know, I don’t know what else to say about all of that today.

I wish I had answers for you but we will.

Female: ((inaudible))

Alan Feldman: Now we’re getting to the questions. There we go.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

I don’t. Do we know what their benefits are? Sorry. Thank you, (Val).

No I don’t know what their benefits are. But, you know, they’re a big – they’re a global company.

I’m assuming that they’re competitive and, you know, so. Pete?

(Pete): Good morning Alan.

(Alan): Hey.

(Pete): You mentioned tires.

(Alan): Yeah.

(Pete): And TBC was a supplier of ours in the past. Can we assume that they’re going to be a supplier for us going forward with tires?

And if I’m a dealer that doesn’t sell tires today what does that mean for me?

Alan Feldman:: Well I would assume they bought us because they’re sure hoping they’re going to be a supplier of tires to us. And look at the tire business as a tremendous opportunity inside the Midas system.

And that they will be, you know, working with our franchise ops team and our cosmic ops team to push the tire business, to expand it and, you know, make sure that, you know, we get – they get those brands out there. But they’ll have now a really strong vested interest to work hand in hand with all of our people so I’m sure we’ll see that.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

That’s part of why this was so strategically compelling for them, right. To be able to have access to the 1700 shops in North America and they’re interested in international expansion as well. I mean they look at, you know, that the Midas footprint is in other countries and want to continue to grow.

And so that’s important to them as well.

Male: ((inaudible))

Alan Feldman: I don’t think so. Are they in Canada is the question. Okay. I don’t think so. I don’t think they’re in Canada. What else? I the back row back there, Bill.

(Bill): Alan do we have a severance program?

Alan Feldman: Yeah.

(Bill): And it calls for severance based on years of service. Will that be retained and ((inaudible)) plan be in place, will that be in addition to the one – month severance?

Alan Feldman: So Bill’s question which he clearly knows the answer to has to do about the severance plan that we have in place. And it has been in place at Midas for a number of years which allows for non-exempt employees one week of service – two weeks minimum and one week of service for every year up to a maximum of 13 weeks for exempt employees.

A month minimum and two weeks for – up to a maximum – for every year up to a maximum of 26 weeks. Those are in place; those remain in place. They will not change.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

And that’s in addition to the one month’s retention bonus that I announced earlier. Did I answer your question?

(Bill): Yes.

Alan Feldman: Very good. And did the field understand the question.

Male: Unfortunately they have not been able to...

Alan Feldman: I’ll take no news as an answer, yes. Thank you Bill.

Male: ((inaudible))

Alan Feldman: The Midas pension, how is it affected. So TBC is taking over the accountability for pension as well as all our debts and so it continues.

I’m willing to stay here as long as you are. Yes? I can’t see who that is.

Male: You may not be able to answer this but was the move in the stock price about what was expected this morning? Or was it a surprise?

Alan Feldman: Well, you know, when you announce a deal at $11.50 you expect the stock to move to $11.50 pretty quickly. I didn’t expect that there would be over eight million – about eight million shared traded, you know, before 9:30 this morning.

But, you know, a reflection of the – how people feel about the deal. So we expected it to move quickly.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

We are – just an aside, you know, in the process of trying to contact our largest shareholders as well and just make sure their understanding about what we’re doing and that they’re comfortable with this as a transaction. Obviously the deal has to go through – they have to tender their shares.

So that’ll be a key part of how we complete this.

(Crosstalk)

Alan Feldman: Yeah if they don’t tender their shares then we can keep the tender offer – if – so the question is what happens if they don’t – if the shareholders don’t tender their shares or not enough of them tender their shares? Then, you know, we can continue to keep the tender period open if we’d like to.

Or at some point the deal will just be cancelled, will be terminated. I would hope that doesn’t happen but it could happen.

Anything else? Bill any more questions? Anything that we should – any – well I’m glad you asked that question. It was important to clarify it.

So is there anything else that we need to – that I should make sure...

Male: Couple questions from the field.

(Alan): Great.

Male: One is will the pay packages change?

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

Alan Feldman: In the short term I don’t think anything will change as relates to the pay packages. And if we’re talking about compensation I guess that’s individuals’ compensation we will have to see over the long term with what happens with, you know, changes in positions and changes in jobs as they take place.

Male: Question from the real estate field. Should the deals that are currently being discussed be put on hold for the time being?

Alan Feldman: I don’t – the question about should the deals that we’re working on be put on hold? I don’t think so.

I think we should keep plowing ahead to grow the Midas business, making the right decisions that we are. That includes for the, you know, the franchise development team – keep signing them up, you know.

We got to keep this business growing. That’s part of what we want to do.

That’s part of what they’re buying. That’s a key – both of those elements were key parts of the – as some of you know you were part of this due diligence effort – were key parts of our future economics that make the Midas brand work in the future, so keep it going.

Male: There are no more questions.

Alan Feldman: No more questions from the field.

Male: ((inaudible)) I saw something this morning that there’s talk of lawsuits against – talk of possible lawsuits...

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

Alan Feldman You can touch the microphone.

Male: Okay. I saw that there’s talk of possible lawsuits against the Board of Directors of the company regarding this transaction. What does all that mean?

Alan Feldman: Yeah. So the question is there – you might see on the Yahoo! website some law firm that’s soliciting, you know, for people to – a Plaintiff’s lawsuit. Our lawyers told us at the beginning of this virtually every public company transaction like this, the Board of Directors gets sued from one person or another.

Well we’ve sort of been around a few what we might call frivolous lawsuits over the last few years. And, you know, we’re just going to match this one as well.

And just it’s what some legal – law firms do, right. They look for potential actions and, you know, try to settle on the insurance side of this.

Our Board of Directors formed a special committee to manage this process. They executed it in excruciating detail to make sure that the process would stand up in the future.

And, you know, we certainly assume that it will. But that won’t stop as we know some people from launching a lawsuit.

It’s nothing to be concerned about. It won’t affect the deal completion and it won’t affect any of us, okay?

Male: Alan I do have another question. Someone’s asking what is the difference between a merger and a sale? And is this actually a merger or is it an outright sale?

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

Alan Feldman: I’ll let Bill answer that question. It’s a merger.

(Bill): Yes a sale would be ((inaudible)) so TBC is forming a new subsidiary called Gearshift Acquisition Company. And Midas will be merged into that company, so it’s a sale of the company but in an – it’s affected via a merger.

Male: One other question from the field Alan. Another question from the field is will you stay with the company?

Alan Feldman: Like – will I stay with the company? I appreciate the question.

You know, it’s like everybody else in this room. You know, I don’t know exactly what’s going to happen going forward.

And we will understand that as time goes on. And I will let you know. Okay.

Yes John?

(John): ((inaudible))

Alan Feldman: You know, TBC is – so what was the reaction to TBC’s share price was the question. And TBC is a subsidiary company of Sumitomo which is traded on the Tokyo Stock Exchange.

That transaction was announced after the Tokyo Stock Exchange closed. And it hasn’t actually opened yet.

So it hasn’t. But, you know, for us it’s a very material transaction.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

Sumitomo is a $48 billion company. This is not – doesn’t quite make the same scale in their organization, so it’s hard to say exactly how it might, you know, move their – move Sumitomo’s stock because TBC is not listed.

TBC was a public company and was acquired by Sumitomo once before. Anything else?

Male: Alan I think it might be interesting to point out as of right now the stock is trading at $11.45. 9,985,000 have traded.

Alan Feldman: And it’s only 14 million outstanding so I guess that’s a good thing. People are anxious to get in on this.

So any other questions? Here, in the field?

So, you know, again I want to thank you for all the hard work, the effort to get us to this day. I know it’s been an anxious time.

I absolutely believe this is the right thing for the future of the Midas system. And will be a great milestone going forward for us.

So I appreciate all the effort. We got to stay the course.

We got to keep doing what we’re doing. We got to close the deals we’ve got out there.

We’ve got to bring new customers into ROWriter. We’ve got to get new franchisees operating.

MIDAS, INCORPORATED

Employee Meeting

03-13-12/9:30 am CT

Confirmation # 6047280

We got to make the money we’re supposed to make in Cosmic this year and keep doing that. I don’t want to forget that while I see you right there Dave.

Just make sure...

(Dave): ((inaudible))

Alan Feldman: That’s okay. You know, and because of all that that’s what’s really helped. And we got to stand tall and be proud right now because we did the right thing and did a good thing and it’s all because of your hard efforts. So I want to thank you for that.

And again I want you to remember the retention bonus – all non-shop personnel below the VP level one month’s pay at closing, okay. My door’s open if you have any questions and we’re all here. And we’ll meet again and talk more about this transition as it unfolds, okay.

Thanks everybody. Have a great day.

END